

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Arie Rabinowitz
Chief Executive Officer
Trailblazer Merger Corporation I
510 Madison Avenue
Suite 1401
New York, NY 10022

Re: Trailblazer Merger Corporation I
Amendment No. 2 to Registration Statement on Form S-1/A
Filed January 31, 2023
File No. 333-265914

Dear Arie Rabinowitz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1/A filed January 31, 2023

Risk Factors
The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities... , page 54

1. We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
    - liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code,

- extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
- de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

2. Please revise to reconcile your disclosure regarding the risk that non-redeeming stockholders may bear the economic impact of the excise tax included in the Inflation Reduction Act of 2022. In this regard, we note that on page 54 you state that "the application of the Excise Tax in the event of a liquidation is uncertain, and the proceeds held in the trust account could be subject to the Excise Tax, in which case the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced." However, on page 68 you state that "the Excise Tax should not apply in the event of our liquidation."

Exhibits

3. Please file as an exhibit the advisory agreement you entered into with one of your underwriters in September 2022.

General

4. Please revise to reconcile your disclosure regarding the exclusive forum provision of your rights agreement. In this regard, we note that on pages 63 and 132 you state that the provision applies to claims under the Securities Act. However, section 7.3 of your rights agreement states that the provision "will not apply to...any complaint asserting a cause of action arising under the Securities Act against the Company or any of the Company's directors, officers, other employees or agents."

5. Please revise to reconcile your disclosure regarding the exclusive forum provision of your amended and restated certificate of incorporation. In this regard, we note that on pages 67 and 156 you state that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for any complaint arising under the Securities Act of 1933. However, your amended and restated certificate of incorporation does not appear to include such a provision. Further, we note that Securities Act of 1933 claims are excepted from the Court of Chancery of the State of Delaware exclusive forum provision found in article ten of your amended and restated certificate of incorporation.

   You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Alexandria Kane